Capitol Federal Financial

(NASDAQ: CFFN)

True Blue ® for over 115 years

Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this presentation. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

Corporate Structure


Capitol Federal Savings Bank MHC
Public Shareholders
Capitol Federal Financial
Capitol Federal Foundation
Capitol Federal Savings Bank & Subsidiaries

Financial Condition

(in thousands)	December 31, 2009	September 30, 2009
Total Assets	$8,374,762	$8,403,680
Loans	$5,423,923	$5,603,965
Deposits	$4,227,252	$4,228,609
Total Borrowings	$3,107,823	$3,106,179
Stockholders' Equity	$941,999	$941,298

Financial Performance

	Quarter Ended December 31, 2009	Fiscal Year Ended September 30, 2009
Net Income	$21.0 million	$66.3 million
Diluted Earnings Per Share	$0.29	$0.91
Net Interest Margin	2.19%	2.20%
Return on Average Assets	1.00%	0.81%
Return on Average Equity	8.82%	7.27%

Financial Performance

	Quarter Ended December 31, 2009	Fiscal Year Ended September 30, 2009
Efficiency Ratio	39.23%	45.62%
Operating Expense Ratio	1.08%	1.14%
Non-performing Assets to Total Assets	0.47%	0.46%
Equity to Total Assets	11.25%	11.20%

Management Strategy

- Single-Family Portfolio Lender
- Retail Financial Services
- Interest Rate Risk Management
- Excellent Asset Quality
- Strong Capital Position
- Stockholder Value

Management Strategy
(November 2005)

- **Single-Family Portfolio Lender**
- **Retail Financial Services**
- **Commitment to Cost Control**
- **Excellent Asset Quality**

Loan Portfolio at December 31, 2009



Consumer - 4%
Other Real Estate -2%
1-4 Family - 94%

Loan Portfolio Quality


0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Non-performing Loans to Total Loans

Strong Capital Position

At December 31, 2009:

	Bank Ratios	Regulatory Requirement for "Well-Capitalized" Status
Core Capital	10.1%	5.0%
Tier 1 Risk-Based Capital	23.8%	6.0%
Total Risk-Based Capital	24.0%	10.0%

Regulatory Reform—Pending Legislation

- Approved by House but not Senate.
- The Bank currently has authority to pay dividends to Capitol Federal Financial.
- MHC currently has the right to waive dividends.

Cumulative Cash Paid to Stockholders



(in millions)
$755.6 million
$750
$500
$250
$0
Stockholder dividends
Stock repurchases
FY 1999 - February 2010

Investing with CFFN

Cumulative dividends paid :	$18.67
- initial stock price:	(10.00)
Net cash returned to stockholders:	$ 8.67

Calendar Year Dividend History


$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
0.30
0.46
0.62
2.00
2.00
2.00
2.30
2.09
2.00
2.11
2.29
0.50
CY 99
CY 00
CY 01
CY 02
CY 03
CY 04
CY 05
CY 06
CY 07
CY 08
CY 09
CY 10*

*Under the current dividend policy, the Company will pay dividends of $2.00 per share for 2010.